September 6, 2024

Miranda J. Spaulding
Chief Financial Officer
Eagle Bancorp Montana, Inc.
1400 Prospect Avenue
Helena, MT 59601

       Re: Eagle Bancorp Montana, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-34682
Dear Miranda J. Spaulding:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill, page 27

1. We note that during the quarter ended September 30, 2023, Management determined that a triggering event had occurred because of a decrease in the Company's stock price and a revision in the earnings outlook in comparison to budget, and as a result performed an interim goodwill impairment assessment as of August 31, 2023, and concluded that goodwill was not impaired. We also note that the Company performed its annual impairment test as of October 31, 2023, which similarly did not result in impairment being recorded for the year ended December 31, 2023. We further note that the
       Company's stock price remains below its book value and your disclosure in Note 1 on page 17 that you have one reportable operating segment. Please provide us a summary analysis of how you determined that goodwill was not impaired as of both your interim and annual testing dates, including as part of your response the percentage or amount by which your estimated fair value exceeded carrying value.
 September 6, 2024
Page 2

Lending Activities, page 29

2.     We note from your tabular disclosure that commercial real estate (   CRE
  ) loans represent
       a significant portion of your total loan portfolio. We also note disclosure on page 17 that because you have increased CRE loan originations, your credit risk has increased. Please revise future filings to provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, as
       well as other factors to the extent material to an investor   s
understanding of the risks
       inherent in your CRE loan portfolio. Additionally, please revise future filings to clarify specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Victor Cecco at 202-551-2064 or Amit Pande at 202-551-3423 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance